NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR FIRST QUARTER OF FISCAL 2009

Revenues Increase 14% and Net Income Increases 20%
Compared With Corresponding Quarter of Last Fiscal Year

Lagrangeville, New York***August 14, 2008***Command Security Corporation (AMEX: MOC) announced today its financial results for its first fiscal quarter of 2009 ended June 30, 2008.

For the three months ended June 30, 2008, revenues increased 13.8% to $31,948,956, compared with revenues of $28,083,888 in the same period of the prior year. Operating income for the three months ended June 30, 2008 increased 33.4% to $1,042,727, compared with $781,441 in the same period of the prior year. Net income increased 19.8% to $549,935, or $0.05 per basic and diluted share, compared with $458,865, or $0.04 per basic and diluted share, in the same period of the prior year.

The increase in revenues for the three months ended June 30, 2008 was due primarily to the following events:

•	The expansion of security services to new and existing customers, including a major medical center, a New York based hospital and a major international commercial bank;

•	The acquisition of a Maryland-based security services business in January 2008; and

•	The expansion of aviation services to new and existing customers at Los Angeles International Airport in California and John F. Kennedy International Airport and LaGuardia Airport in New York.

Barry I. Regenstein, President of Command Security, said, “We are pleased with our ability to drive continued top-line growth, particularly in the face of a relatively challenging business environment. Moreover, the 33% increase in our 2009 first quarter operating income compared to the same fiscal quarter just one year ago, clearly reflects the results of our efforts to increase the efficiency of our operations and the successful integration of the several businesses we have acquired. We remain focused on reducing operational overtime and general and administrative expenses in order to further increase our margins and support the continued growth of our business.

Our sales and marketing efforts continue to fuel our company-wide organic growth and demonstrate our ability to provide services to a wide range of customers and industries. We remain committed to providing our customers with the highest level of service, which we believe will result in continued strong sustainable growth of our company.”

About Command Security Corporation

Command Security Corporation provides aviation and security services to protect buildings, assets and people through over thirty company-owned offices in fifteen states. We safeguard against theft, fraud, fire, intrusion, vandalism and the manifold threats that today’s world brings. Partnering with each client, Command Security designs programs customized to meet specific security needs and solve problems. To every situation the Company brings years of expertise - sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology. Its mission is: to enable businesses to operate without disruption or loss, and to create safe environments for people to work in.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended March 31, 2008, and such other risks detailed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended June 30, (Unaudited)
	2008	2007
Revenues	$31,948,956	$28,083,888
Operating income	1,042,727	781,441
Other expense	112,792	147,576
Provision for income taxes	380,000	175,000
Net income	$549,935	$458,865
Net income per common share Basic Diluted	$0.05 $0.05	$0.04 $0.04
Weighted average number of common shares outstanding Basic Diluted	10,757,216 11,420,130	10,677,141 11,264,038

Balance Sheet Highlights	June 30, 2008	March 31, 2008
	(Unaudited)	(Audited)

Cash	$ 262,371	$ 146,782
Accounts receivable	21,030,373	20,097,835
Total current assets	25,564,705	24,835,531
Total assets	33,024,025	32,786,449
Total current liabilities	18,491,191	18,738,495
Short-term debt	9,012,849	8,758,334
Total liabilities	19,154,890	19,426,700
Stockholders’ equity	13,869,135	13,359,749
Total liabilities and stockholders’ equity	$33,024,025	$32,786,449